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FEB 24 2012
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SECURI 12010047 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7136 S. Yale, Suite 102
(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sidney I. Shupack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First State Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public Oklahoma
OFFICIAL SEAL
KIMBERLY D. EDWARDS
Tulsa County
Comm. Expires 3-18-15
Comm. # 11002542

Sid Shupack
Signature

President
Title

K. Edwards
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST STATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2011

FIRST STATE SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

Independent Auditor's Report

Board of Directors
First State Securities, Inc.

We have audited the accompanying statement of financial condition of First State Securities, Inc., as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Securities, Inc., as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012

FIRST STATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 1,184
Money market mutual fund	553
Receivable from clearing broker/dealer	30,002
Common stocks owned at fair value (cost of $204,911)	276,074
Income tax assets	8,122
Other assets	1,821
Total Assets	$ 317,756

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to Advisors	$ 9,507
Total liabilities	9,507
Stockholder's equity	
Common stock - $1 par value, 300,000 shares authorized, 27,700 shares issued, less 500 shares of treasury stock	27,200
Additional paid-in capital	95,106
Retained earnings	284,196
Due from affiliates	(98,253)
Total stockholder's equity	308,249
Total Liabilities and Stockholder's Equity	$ 317,756

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2011

Revenue	
Commissions	$ 10,128
Revenue from sale of investment company shares	170
Interest and dividends	4,479
Realized gains on marketable securities	17,476
Unrealized losses on marketable securities	(8,392)
	23,861
Expenses	
Clearance paid to broker	9,086
Communications	2,047
Occupancy costs	3,112
Regulatory fees	1,383
Other	5,551
	21,179
Net income before income taxes	2,682
Provision (benefit) for income taxes	924
Net Income	$ 1,758

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Due from Affiliates	Total
Balance, December 31, 2010	27,200	$ 27,200	$ 95,106	$ 282,438	$ (97,444)	$ 307,300
Advances to affiliates					(809)	(809)
Net income				1,758		1,758
Balance, December 31, 2011	27,200	$ 27,200	$ 95,106	$ 284,196	$ (98,253)	$ 308,249

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2011

Balance, December 31, 2010	$	--
Additions		--
Retirements		--
Balance, December 31, 2011	$	--

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net income	$ 1,758
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Deferred income tax expense	3,543
Realized gains on investment securities	(17,476)
Unrealized losses on investment securities	8,392
Change in assets and liabilities:	
Increase in other assets	(56)
Net cash provided (used) by operating activities	(3,839)
Cash Flows from Investing Activities	
Net receipts from Financial and affiliate	4,200
Proceeds from sale of long-term investment securities	29,532
Purchase of long-term investment securities	(29,973)
Net cash provided (used) by investing activities	3,759
Cash Flows from Financing Activities	--
Net decrease in cash and cash equivalents	(80)
Beginning cash and cash equivalents	1,817
Ending cash and cash equivalents	$ 1,737
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

Note 1 - Organization and Nature of Business

First State Securities, Inc. ("Securities" or the "Company") is a wholly-owned subsidiary of First State Financial, Inc. ("Financial"). First State Investment Advisors, Inc. ("Advisors"), an affiliate that is also wholly-owned by Financial, provides investment advisory services to Securities' customers.

Securities is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3 (k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker/dealer.

Securities' customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Securities' clearing broker/dealer is located in Dallas, Texas. Receivable from clearing broker/dealer is primarily a clearing deposit.

Note 2 - Summary of Significant Accounting Policies

Common Stocks Owned

Common stocks owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Common stocks are held for long-term investment and consist of shares in U.S. companies which are listed on a national exchange and operate in various industries.

Securities Transactions

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Cash Equivalents

Securities treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows. Cash and cash equivalents at December 31, 2011 are as follows:

Cash	$ 1,184
Money market mutual funds	553
	$ 1,737

Note 2 - Summary of Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Securities files a consolidated federal and Oklahoma income tax returns with Financial. Income taxes are recorded using the separate company method to comply with U.S. GAAP. Any resulting provision or benefit for income taxes is recorded in the statement of income. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 3 - Fair Value Measurements

In accordance with U.S. GAAP, Securities categorizes its common stocks owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Securities' securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that Securities has the ability to access.

Note 4 - Related Party Transactions

Advisors provides personnel, office space and other administrative services to Securities under an expense sharing agreement. Expenses incurred under this agreement aggregated $4,237 in 2011.

Note 5 - Commitments and Contingencies

Securities is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2011.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2011 and the procedures followed in making the periodic computations required. At December 31, 2011, Securities had net capital of approximately $224,593 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .04 to 1 at December 31, 2011. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7 - Possession or Control Requirements

Securities does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 - Income Taxes

The provision for income taxes consists of a current income tax benefit of $2,619 and deferred income tax expense of $3,543.

Note 8 - Income Taxes, continued

Income tax assets consist of the following:

Deferred taxes	
Capital loss carryforwards (asset)	$ 33,260
Unrealized gains on investment securities (liability)	(27,757)
Net deferred tax assets	5,503
Current income tax benefit	2,619
Total income tax assets	$ 8,122

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2011

Schedule I

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 308,249
Deductions and/or charges		
Non-allowable assets:		
Income tax assets	$ 8,122	
Other assets	1,821	(9,943)
Net capital before haircuts on securities positions		298,306
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	11	
Common stocks	41,411	
Undue concentration	32,291	(73,713)
Net capital		$ 224,593

Aggregate Indebtedness

Items included in statement of financial condition	
Liabilities	$ 9,507
Total aggregate indebtedness	$ 9,507

Schedule I (continued)

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 634
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 124,593
Excess net capital at 1000%	$ 223,642
Ratio: Aggregate indebtedness to net capital	0.04 to 1

Reconciliation with the Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FIRST STATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
First State Securities, Inc.

In planning and performing our audit of the financial statements of First State Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Securities' practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012